SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July, 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on July 11, 2007 announcing "ECtel to Release Second Quarter 2007 Results on August 6th 2007".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_______________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  July 15, 2007

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued July 11, 2007

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EXHIBIT 1

ECtel to Release Second Quarter 2007 Results on August 6th 2007

ROSH HA`AYIN, ISRAEL, July 11, 2007.  ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that it will be releasing its second quarter 2007 financial results on August 6th, 2007.

The company will host a teleconference to discuss the results later that same day, at 10:00 am ET (09:00 am CT, 07:00 am PT and 5:00 pm Israel time).

To participate in the call, please dial one of the following numbers and request ECtel's second quarter 2007 Earnings Results Conference call:

From the United States:	1-888-407-2553
From Israel:	03-9180609
From the United Kingdom:	0-800-917-5108
All other international callers:	+972-3-918 0609

A Webcast replay of the earnings call will be available after the call on the Company`s web site at: www.ectel.com

ECtel management looks forward to your participation.

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.  A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes.  ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP that minimize operator revenue leakage across networks and operations support systems (OSSs).  For more information, visit www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.

Michael Neumann

Senior Vice President and CFO

Tel: +972-3-9002102

Fax: +972-3-9002103

Email: mickeyne@ectel.com

ECtel Ltd.

Dana Rubin

MarCom Manager

Tel: +972-3-9002656

Fax: +972-3-9002103

Email: ir@ectel.com

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